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                                Filed by: New Bradford Bancorp, Inc. pursuant to
                                   Rule 425 under the Securities Act of 1933 and
                                            deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company:  Patapasco Bancorp, Inc.
                                                    Commission File No.: 0-28032


                        EMPLOYEE Q&A: MERGER ANNOUNCEMENT

          (ANSWERS TO YOUR QUESTIONS REGARDING THE MERGER ANNOUNCEMENT)


WHY IS PATAPSCO BANCORP, INC. MERGING WITH BRADFORD BANCORP?

We've chosen to merge with Bradford Bancorp because of the opportunities that this partnership offers our company, our stockholders and you, our employees. Bradford Bancorp views Patapsco Bank as an important step in its expansion efforts.

DOES BRADFORD BANCORP PLAN TO CLOSE ANY OF OUR BRANCHES?

Bradford Bancorp does not intend to close any Patapsco Bank branches.

WHAT WILL HAPPEN TO MY JOB? WILL MY DUTIES CHANGE? ARE POSITIONS GOING TO BE AFFECTED AS A RESULT OF THE MERGER?

Keep in mind that Bradford Bancorp intends to merge with Patapsco Bank because of its desire to expand its network and grow revenue. The company is committed to growing and expanding its customer base and franchise, and to do so effectively, they will need a talented, dedicated and experienced work force. As part of a larger company, we actually expect expanded opportunities for employees.

There is the potential for some job impacts, most likely in certain back office functions. Bradford Bancorp does not intend to close any branches. Rather, the company is focused on expanding its existing network.

WHEN WILL THE MERGER BE COMPLETE?

It is anticipated that the transaction will close in the fourth quarter of 2007, subject to regulatory and shareholder approvals.

WILL MY BENEFITS PACKAGE CHANGE?

At this time, we do not expect our benefits to change for the rest of 2007.

Bradford Bancorp offers a competitive benefits and compensation package that is similar to Patapsco Bank's. More information will be provided as it becomes available.

WHAT KINDS OF CHANGES CAN WE EXPECT TO SEE AND WHEN?

Patapsco Bank will change to the Bradford Bank name at some point after the transaction closes and about the time systems conversion has been completed. Regarding changes in systems, procedures and other aspects, information will be provided over the course of the integration period.

HOW DO I RESPOND TO QUESTIONS FROM MY CUSTOMERS ABOUT THIS ANNOUNCEMENT?

Please let them know that we are excited about the proposed combination with Bradford Bancorp. As a result of this merger, we will be able to provide our customers with an enhanced array of products and services. Both now and in the future, our customers can expect to experience the same high level of service that they have always received at Patapsco Bank. Our customers will continue to enjoy local decision-making from a locally-based bank.
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                       CUSTOMER Q&A: MERGER ANNOUNCEMENT

           (FOR USE BY EMPLOYEES IN RESPONDING TO CUSTOMER QUESTIONS)


WHY IS PATAPSCO BANK MERGING WITH BRADFORD BANK?

We've chosen to merge with Bradford Bank because it offers outstanding products and services, is committed to the Baltimore area, and cares about doing what's right for the customer. The combination of our two companies will be positive for our customers and communities.

WHAT'S GOING TO CHANGE BECAUSE OF THE MERGER?

We'll be able to enhance our product and service offerings and expand the channels through which we meet the financial services needs of our customers. What won't change is our commitment to providing the high level of friendly service that customers have come to expect at Patapsco Bank.

WHAT CHANGES FOR CUSTOMERS TODAY AS A RESULT OF THIS ANNOUNCEMENT?

As of today, nothing is different for our customers. We are still operating as Patapsco Bank, using the same checks and account numbers, and delivering the same professional, friendly service. After the conversion occurs, customers will have access to the entire Bradford Bank network.

WHAT WILL CUSTOMERS NEED TO DO AND WHEN?

There will be no immediate changes to customer accounts, and customers do not need to take any action at this time. We will communicate with customers beginning later this year about changes that will occur as a result of the merger. We are committed to making the transition an easy and positive experience for all our customers.

WHEN WILL THE MERGER TAKE PLACE?

Subject to regulatory and shareholder approvals, the merger is expected to close in the fourth quarter of 2007.

WILL THE PATAPSCO BANK NAME CHANGE?

Yes, at some point in the future we anticipate that the bank name will officially change to Bradford Bank.

WHAT WILL HAPPEN TO CUSTOMER ACCOUNTS?

In the future, we'll be able to provide customers with a broader array of products and services. It's too early in the merger process to know the specifics of any changes that might affect customer accounts. Customers will receive information well in advance to help make the transition simple and easy.

WILL BRANCHES CLOSE BECAUSE OF THE MERGER?

Bradford Bank does not intend to close any branches. Rather, the company will focus on expanding the existing network.

WILL THE BANK STAFF REMAIN THE SAME?

We're committed to delivering the same friendly, professional service customers are experiencing today.


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FORWARD-LOOKING STATEMENTS

         This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Forward-looking statements speak only as of the date they are made. The following factors, among others, could cause the actual results to differ materially from the expectations stated in this news release:
Bradford's ability to integrate successfully Patapsco Bancorp and The Patapsco Bank following the merger and stock conversion, including the retention of key personnel; Bradford's ability to realize fully the expected cost savings and revenues on a timely basis; an increase in competitive pressures on depository institutions; greater than expected operating costs, customer losses and business disruption following the merger; a failure to obtain governmental approvals of the merger or the stock conversion or the imposition of adverse regulatory conditions in connection with such approvals; and the failure of Patapsco Bancorp's shareholders to approve the merger or Bradford Bank MHC's eligible members to approve the stock conversion.

         Factors that could have a material adverse effect on the operations of Bradford Bancorp and/or Patapsco Bancorp and their respective subsidiaries include, but are not limited to: changes in general economic conditions, interest rates, deposit flows, loan demand, real estate values, competition, and the demand for financial services and loan, deposit, and investment products in any of the companies' local markets; changes in the quality or composition of any of the companies' loan or investment portfolios; inability to successfully carry out marketing and/or expansion plans; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting any of the companies' operations, pricing, and services. Bradford Bancorp and Patapsco Bancorp do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

         Bradford Bancorp will file a registration statement that will include a proxy statement/prospectus, and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the "SEC"). Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Bradford Bancorp and Patapsco Bancorp, at the SEC's Internet site (http://www.sec.gov).

         Copies of the prospectus can be obtained, when available and without charge, by directing a request to Bradford Bancorp, Inc., Kimberly Ruckle, 6910 York Road, Baltimore, Maryland 21212, (410) 372-1461. In addition, copies of the proxy statement/prospectus can be obtained, when available and without charge, by directing a request to Patapsco Bancorp, Michael J. Dee, 1301 Merritt Boulevard, Dundalk, Maryland 21222, (410) 285-1010.

         Patapsco Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Patapsco Bancorp in connection with the merger. Information about the directors and executive officers of Patapsco Bancorp and their ownership of Patapsco Bancorp common stock is set forth in the proxy statement, dated September 25, 2006 for Patapsco Bancorp's annual meeting of stockholders held on October 26, 2006, and available from the company by writing Michael J. Dee at the above address. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

         The offering will be made only by means of a prospectus in accordance with the Securities Act of 1933, as amended, and all applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.